SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

BRF S.A.
(Name of Issuer)

Common shares, no par value per share, including in the form of American Depositary Shares
(Title of Class of Securities)

10552T1071
(CUSIP Number)

Abilio dos Santos Diniz
Att.: Eduardo Rossi and/ or Flavia Almeida
Avenida Brigadeiro Faria Lima 2055, 15th floor
01452-001 São Paulo, SP Brazil
(55 11) 3702 5188
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1 CUSIP number is for the American Depositary Shares (ADSs) of BRF S.A., each representing one common share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 10552T107

1.	NAMES OF REPORTING PERSONS Abilio dos Santos Diniz
2.	(A) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
Number of Shares of Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 25,353,300
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 25,353,300
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,353,300
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.17%[2]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

2 Based on 798,967,929 Common Shares outstanding, which is the difference between the 812,473,246 issued Common Shares outstanding as of March 31, 2016, as reported in the Issuer’s Report on Form 6-K filed on April 29, 2016, and the 13,505,317 Common Shares held in treasury by the Issuer, based on information disclosed by the Issuer.

This Amendment No. 2 (this “Amendment No. 2”) to Schedule 13D relates to the common shares, no par value per share (“Common Shares”), including in the form of American Depositary Shares, of BRF S.A. (the “Issuer”), a sociedade por ações incorporated under laws of the Federative Republic of Brazil, and amends the initial statement on Schedule 13D filed on January 29, 2014 (the “Initial Schedule 13D”), as amended by Amendment No. 1 to the Initial Schedule 13D filed on April 5, 2016 (collectively, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 2 have the same meanings ascribed to them in the Schedule 13D.

GIC advised the Reporting Person that it filed an amendment to its Schedule 13D filing to update its beneficial ownership. Out of an abundance of caution, the Reporting Person is filing this Amendment No. 2.
As stated in the Initial Schedule 13D filed by the Reporting Person, the Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of any Common Shares beneficially owned by any other person, including Tarpon or GIC, and do not affirm membership in a “group” (within the meaning of Rule 13d-5 under the Exchange Act) with any other person, including Tarpon or GIC. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an acknowledgment or admission that the Reporting Person or any its affiliates is the beneficial owner of any of the Common Shares beneficially owned by any other person, including Tarpon or GIC, for purposes of Section 13(d) of the Exchange Act or for any other purpose. The Reporting Person is responsible for the completeness and accuracy of the information concerning the Reporting Person contained herein, but is not responsible for the completeness and accuracy of the information concerning any other person, including Tarpon or GIC, contained herein.
The disclosure herein is made solely for purpose of compliance with U.S. securities law and regulation and not for any other purpose, including purposes under Brazilian law and regulation.
Item 3. Source and Amount of Funds or Other Consideration
On May 4, 2016, the Reporting Person paid a total of $17,242,6473 to purchase an additional 1,300,000 million Common Shares.   The source of funding for the purchase of such Common Shares was the capital of 03 Hedge FIM CP IE, an entity affiliated with the Reporting Person.
Item 5. Interest in Securities of the Issuer.
Item 5 (a, b) of the Schedule 13D is hereby amended by amending and restating the first two paragraphs thereof as follows:
(a, b) The ownership percentages set forth below are based on 798,967,929 Common Shares outstanding, which is the difference between the 812,473,246 issued Common Shares outstanding as of March 31, 2016, as reported in the Issuer’s Report on Form 6-K filed on April 29, 2016, and the 13,505,317 Common Shares held in treasury by the Issuer, based on information disclosed by the Issuer.
Mr. Diniz may be deemed to be the beneficial owner of 25,353,300 Common Shares, representing 3.17% of the outstanding Common Shares.

(c) On May 4, 2016, the Reporting Person (i) purchased 1,300,000 Common Shares at a price of R$46,90 per share, and (ii) sold 1,300,000 call options exercisable at R$55,00 per option.  The call options were sold at a price of R$3,7830 per option and expire on May 15, 2017.  The shares and options were traded in the open market on the Novo Mercado of BM&FBovespa (São Paulo Stock Exchange). The Reporting Person has not effected any other transactions in Common Shares during the past 60 days.

3   Amounts in Brazilian Reais were converted to U.S. Dollars based on the exchange rate of R$3,5360 to $1.00, the U.S. Dollar selling rate as of May 4, 2016, as published by the Central Bank of Brazil (Banco Central do Brasil).

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
On March 2, 2016, Tarpon filed a Report on Schedule 13D reporting beneficial ownership of 97,032,185 Common Shares.  The 97,032,185 Common Shares beneficially owned by Tarpon represents 12.14% of the 798,967,929 Common Shares outstanding.  On July 15, 2016, GIC filed a Report on Schedule 13D reporting beneficial ownership of 40,446,995 Common Shares, representing 5.06% of the 798,967,929 Common Shares outstanding.
On May 4, 2016, the Reporting Person sold 1,300,000 call options exercisable at R$55,00 per option.  These options expire on May 15, 2017.  The Reporting Person sold these options in the open market on the Novo Mercado of BM&FBovespa (São Paulo Stock Exchange).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated: August 1, 2016	ABILIO DOS SANTOS DINIZ

	By:	/s/ Abilio dos Santos Diniz